EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2012

TOKYO, Aug. 12, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) announced today its consolidated financial results for the three months ended June 30, 2011("1Q11").1

Highlights of 1Q11 Financial Results

  Revenues were JPY23,362 million ($290 million), up 47.7% YoY. Our overall business grew and there were additional revenue from IIJ Global Solutions ("IIJ-Global"), a consolidated subsidiary from Sep. 1, 2010. Network service was up 66.8% YoY and systems integration ("SI") was up 15.4% YoY.
  Operating income was JPY915 million ($11 million), up 244.2% YoY due to IIJ-Global, increase in gross margin for our network service and the decrease in operating loss related to the ATM operation business.
  Net income attributable to IIJ was JPY512 million ($6 million), up 107.4% YoY.

Overview of 1st Quarter FY2011 Financial Results and Business Outlook

"We recorded a strong and very encouraging first quarter growth in a volatile economic environment. Revenue and operating income for this quarter was the highest 1st quarter results recorded," said Koichi Suzuki, President and CEO of IIJ. "In addition to the contributions from IIJ-Global, we have seen continuous growth in our overall business, including SI, despite the weakened Japanese economic momentum after the March11 Earthquake. Followed by various outsourcing needs, our recurring revenues continued to accumulate and contributed to steady business growth."

"As for our cloud computing service, it continued to deliver strong performance from the first quarter. Although cloud computing services have just begun in Japan and our customers are mostly Social Application Providers at the moment, we are helping more Japanese blue-chip companies build their new systems using our cloud computing service. Currently, we are servicing nearly 600 cloud computing projects and monthly revenue from our cloud computing services for June 2011 has reached over JPY180 million from JPY120 million for March 2011. For FY2011, we target our cloud computing service to earn over JPY3 billion in revenues."

"Due to stronger demands, we will further invest in cloud computing-related facilities such as the 'Matsue Data Center' and other service facilities to drive future growth and augment competitive advantage."

"In addition, we have opened the new lease based data center in the Kansai region, the 'Kozu Data Center', to meet the increasing demands for data center facilities in relation to BCP (Business Continuity Plan) and disaster recovery needs."

"For the coming quarters, we expect our outsourcing services and cloud computing-related services to grow steadily. We will continue to be best positioned as one of the leading total network solutions provider in Japan for those in need for network service, outsourcing service and systems integration."

[1] Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY80.64 per US$1.00, which was the noon buying rate on June 30, 2011.

1st Quarter FY2011 Financial Results Summary

Operating Results Summary
	1Q10	1Q11	YoY %
			change
	JPY millions	JPY millions
Total Revenues	15,813	23,362	47.7
Network Services	9,304	15,521	66.8
SI	6,259	7,221	15.4
Equipment Sales	144	376	160.3
ATM Operation Business	106	244	130.1
Total Costs	12,788	18,860	47.5
Network Services	7,647	12,440	62.7
SI	4,793	5,770	20.4
Equipment Sales	119	339	184.2
ATM Operation Business	229	311	35.9
SG&A Expenses and R&D	2,759	3,587	30.0
Operating Income	266	915	244.2
Income before Income Tax Expense	279	865	210.0
Net income attributable to IIJ	247	512	107.4

Segment Summary
	1Q10	1Q11
	JPY millions	JPY millions
Net Revenues	15,813	23,362
Network services and SI business	15,816	23,239
ATM operation business	106	244
Elimination	109	121
Operating Income (Loss)	266	915
Network service and SI business	432	1,047
ATM operation business	(160)	(111)
Elimination	6	21

We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

1st Quarter FY2011 Results of Operation

Revenues

Revenues were JPY23,362 million, up 47.7% YoY. Our outsourcing services revenues and SI revenues increased, respectively and there were additional revenue from IIJ-Global of JPY6,464 million (3 months).

Network Services revenue were JPY15,521 million, up 66.8% YoY.

Revenues for Internet connectivity services for corporate use were JPY3,580 million, up 3.3% YoY. There were accumulations of new contracts, while there were some downward effects in revenues due to the renewal of contracts which commonly occur at the beginning of the fiscal year.

Revenues for Internet connectivity services for home use were JPY1,485 million, down 12.4% YoY due to the affects from exemption of services fees for those individual users affected by the Tohoku Pacific Earthquake and the continuous cancellation of old network services.

WAN Services revenue were JPY6,310 million, up 866.2% YoY. There were additional revenues related to IIJ-Global.

Outsourcing services revenue were JPY4,146 million, up 18.8% YoY. Data center-related, web security-related and "IIJ GIO hosting package service" continuously grew, respectively.

Number of Contracts for Connectivity Services
	as of	as of	YoY
	June 30, 2010	June 30, 2011	Change
Internet Connectivity Services (Corporate Use)	64,118	88,569	24,451
IP Service (-99Mbps)	904	924	20
IP Service (100Mbps-999Mbps)	269	324	55
IP Service (1Gbps--)	123	131	8
IIJ Data Center Connectivity Service	301	302	1
IIJ FiberAccess/F and IIJ DSL/F	28,691	42,266	13,575
IIJ Mobile Service[2]	32,466	43,334	10,868
Others	1,364	1,288	(76)
Internet Connectivity Services (Home Use)	377,612	379,674	2,062
Under IIJ Brand	45,790	40,147	(5,643)
hi-ho	163,922	151,828	(12,094)
OEM	167,900	187,699	19,799
Total Contracted Bandwidth	660.9 Gbps	791.0Gbps	130.1Gbps

Network Services Revenues Breakdown
	1Q10	1Q11	YoY %
			change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,466	3,580	3.3
IP Service[3]	2,238	2,270	1.4
IIJ FiberAccess/F and IIJ DSL/F	740	783	5.8
IIJ Mobile Service[4]	422	466	10.4
Others	66	61	(6.5)
Internet Connectivity Service (Home Use)	1,694	1,485	(12.4)
Under IIJ Brand	257	227	(11.6)
hi-ho	1,303	1,116	(14.4)
OEM	134	142	5.6
WAN Services[5]	653	6,310	866.2
Outsourcing Services	3,491	4,146	18.8
Total Network Services	9,304	15,521	66.8

SI revenues were JPY7,221 million, up 15.4% YoY. Systems construction revenue, a one-time revenue, increased by 25.1% YoY to JPY2,517 million due to the accumulation of mid- to small sized construction projects and the systems construction projects related to IIJ-Global. Systems operation and maintenance revenues, a recurring revenue, increased by 10.8% YoY to JPY4,704 million due to the continuous accumulation of our "IIJ GIO component service". For both systems construction and systems operation and maintenance, we had no large scale-down from a certain large client like the one we had in 1Q10.

The order backlog for systems construction and equipment sales was JPY4,710 million, up 2.8% YoY. The order backlog for systems operation and maintenance was JPY13,090 million, up 6.8% YoY.

Equipment sales revenues were JPY376 million, up 160.3% YoY.

ATM Operation Business revenues were JPY244 million. As of August 12, 2011, 320 ATMs are placed.

[2] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.
[3] IP Service revenues include revenues from the Data Center Connectivity Service.
[4] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).
[5] From 2Q10, "WAN services", which were components of "Outsourcing services" were separately disclosed.

Cost and expense

Cost of revenues was JPY18,860 million, up 47.5% YoY. Cost of revenues related to IIJ-Global was JPY5,173 million.

Cost of Network Services revenue was JPY12,440 million, up 62.7% YoY due to the increase in circuit-related, outsourcing-related, personnel-related and network operation-related costs related to IIJ-Global. Gross margin for network services was JPY3,081 million, up 85.9% YoY and gross margin ratio was 19.9%, up 2.0% YoY.

Cost of SI revenues was JPY5,770 million, up 20.4% YoY. Purchasing costs increased in relation to the increase in systems construction revenues. Network operation-related costs such as servers and network equipments and personnel-related costs mainly for our cloud computing service also increased. Gross margin for SI was JPY1,452 million, down 1.0% YoY. There were initial cost burden related to cloud computing services as well as several systems construction projects which a large portion consisted of purchased goods such as equipments.

Cost of Equipment Sales revenues was JPY339 million, up 184.2% YoY. Gross margin was JPY37 million and gross margin ratio was 9.8%.

Cost of ATM Operation Business revenues increased to JPY311 million (JPY229 million for 1Q10) in relation to the increase in the number ATMs. Gross loss of ATM operation business decreased to JPY68 million, compared to JPY123 million of gross loss for 1Q10.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY3,587 million, up 30.0% YoY. SG&A expenses related to IIJ-Global was JPY856 million.

Sales and marketing expenses were JPY1,956 million, up 39.0% YoY mainly due the increase in personnel-related expenses and depreciation and amortization. Amortization of customer relationship related to IIJ-Global was JPY106 million.

General and administrative expenses were JPY1,553 million, up 22.8% YoY. Personnel-related and outsourcing-related expenses increased. There were also a one-time relocation and disposal expenses as IIJ-Global and some departments of IIJ moved its offices into the same building as IIJ.

Research and development expenses were JPY78 million, down 10.9% YoY.

Operating income

Operating income was JPY915 million, up 244.2% YoY as gross margin of network services revenues increased despite the increase in SG&A expenses.

Other income (expenses)

Other income (expenses) was net other expense of JPY49 million mainly due to interest expenses (net other income of JPY14 million in 1Q10).

Income before income tax expenses

Income before income tax expenses was JPY865 million, up 210.0% YoY (JPY279 million in 1Q10)

Net Income

Income tax expense was JPY425 million (JPY120 million in 1Q10). Deferred income tax expenses was JPY306 million (JPY88 million in 1Q10).

Equity in net income of equity method investees was JPY40 million (JPY34 million in 1Q10). Net income was JPY481 million, up 148.8% YoY (JPY193 million in 1Q10).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY31 million (JPY54 million in1Q10), related to Trust Networks Inc.

Net income attributable to IIJ was JPY512 million, up 107.4% YoY (JPY247 million in 1Q10).

1st Quarter FY2011 Financial Condition

Balance Sheets

As of June 30, 2011, the balance of total assets was JPY69,147 million, decreased by JPY2,326 million from the balance as of March 31, 2011.

For current assets, as compared to each of the respective balances as of March 31, 2011, prepaid expenses increased by JPY1,608 million, accounts receivable decreased by JPY2,368 million and cash and cash equivalents decreased by JPY1,879 million. As for noncurrent assets, as compared to each of the respective balances as of March 31, 2011, property and equipments increased by JPY252 million and other intangible assets decreased by JPY154 million. As for current liabilities, as compared to each of the respective balances as of March 31, 2011, deferred income increased by JPY718 million and accounts payable decreased by JPY3,554 million.

As of June 30, 2011, the balance of other investments was JPY2,894 million, an increase of JPY100 million from the balance as of March 31, 2011. The breakdown of other investments were JPY1,943 million in nonmarketable equity securities, JPY796 million in available-for-sale securities and JPY155 million in other.

As of June 30, 2011, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,980 million, and the breakdown of non-amortized intangible assets were JPY5,788 million in goodwill and JPY192 million in trademark. As of June 30, 2011, the balance of amortized intangible assets, which was customer relationships, was JPY5,690 million.

Total IIJ shareholders' equity as of June 30, 2011 was JPY29,864 million, an increase of JPY211 million from the balance as of March 31, 2011. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of June 30, 2011 was 43.2%.

Cash Flows

Cash and cash equivalents as of June 30, 2011 were JPY11,435 million compared to JPY9,137 million as of June 30, 2010.

Net cash provided by operating activities for 1Q11 was JPY1,323 million (1Q10 was net cash provided by operating activities of JPY2,274 million). While operating income increased YoY mainly due to the increase in gross margin for network services, there were payments for operation and maintenance services and purchased equipments for systems integration projects.

Net cash used in investing activities for 1Q11 was JPY2,069 million (1Q10 was net cash used in investing activities of JPY955 million), mainly due to the purchase of property and equipments of JPY2,078 million (JPY913 million for 1Q10).

Net cash provided by financing activities for 1Q11 was JPY1,107 million (1Q10 was net cash used in financing activities of JPY928 million), mainly due to the principle payments under capital leases of JPY803 million (JPY745 million for 1Q10) and JPY304 million for FY2010 year-end dividends payments (JPY253 million for 1Q10).

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q10	1Q11
	JPY millions	JPY millions
Adjusted EBITDA	1,517	2,579
Depreciation and Amortization [6]	1,251	1,664
Operating Income	266	915
Other Income (Expense)	14	(49)
Income Tax Expense	121	425
Equity in Net Income of Equity
Method Investees	34	40
Net income	193	481
Net loss attributable to noncontrolling interests	54	31
Net Income attributable to IIJ	247	512

CAPEX
	1Q10	1Q11
	JPY millions	JPY millions
CAPEX, including capital leases	1,221	2,878
Acquisition of Assets by Entering into Capital Leases	308	800
Purchase of Property and Equipment	913	2,078

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on August 12, 2011.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

YUKO KAZAMA

IIJ Investor Relations Office

Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/IR

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

[6] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Tables to follow

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2011 and June 30, 2011)

	As of March 31, 2011	As of June 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,313,615	141,802	11,434,896
Accounts receivable, net of allowance for doubtful accounts of JPY44,002 thousand and JPY56,069 thousand at March 31, 2011 and June 30, 2011, respectively	16,431,374	174,396	14,063,299
Inventories	601,088	10,029	808,765
Prepaid expenses	1,680,158	40,772	3,287,869
Deferred tax assets - Current	978,263	9,130	736,232
Other current assets, net of allowance for doubtful accounts of JPY720 thousand and JPY10,733 thousand at March 31, 2011 and June 30, 2011, respectively	1,533,185	19,999	1,612,688
Total current assets	34,537,683	396,128	31,943,749
INVESTMENTS IN EQUITY METHOD INVESTEES	1,251,990	16,130	1,300,757
OTHER INVESTMENTS	2,794,046	35,884	2,893,657
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY21,891,126 thousand and JPY23,205,914 thousand at March 31, 2011 and June 30, 2011, respectively	16,480,724	207,495	16,732,431
GOODWILL	5,788,333	71,780	5,788,333
OTHER INTANGIBLE ASSETS - Net	6,054,503	73,173	5,900,687
GUARANTEE DEPOSITS	1,889,796	23,220	1,872,457
Deferred tax assets - Noncurrent	16,393	209	16,830
OTHER ASSETS, net of allowance for doubtful accounts of JPY81,448 thousand and JPY81,562 thousand at March 31, 2011 and June 30, 2011, respectively	2,659,521	33,452	2,697,600
TOTAL	71,472,989	857,471	69,146,501

	As of March 31, 2011	As of June 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	13,430,000	166,543	13,430,000
Capital lease obligations -Current portion	2,787,955	34,079	2,748,123
Accounts payable	13,574,152	124,253	10,019,737
Accrued expenses	1,889,891	23,723	1,913,058
Deferred income -Current	1,667,336	29,577	2,385,126
Other current liabilities	816,117	12,039	970,842
Total current liabilities	34,165,451	390,214	31,466,886
CAPITAL LEASE OBLIGATIONS - Noncurrent	3,626,565	45,429	3,663,354
ACCRUED RETIREMENT AND PENSION COSTS - Noncurrent	1,567,050	20,139	1,624,009
DEFERRED TAX LIABILITIES - Noncurrent	609,412	8,228	663,532
DEFERRED INCOME - Noncurrent	1,270,984	15,856	1,278,659
OTHER NONCURRENT LIABILITIES	592,177	7,798	628,841
Total Liabilities	41,831,639	487,664	39,325,281
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock - authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2011 and June 30, 2011	16,833,847	208,753	16,833,847
Additional paid-in capital	27,318,912	338,776	27,318,912
Accumulated deficit	(14,023,259)	(171,317)	(13,815,020)
Accumulated other comprehensive loss	(85,134)	(1,019)	(82,155)
Treasury stock - 3,794 shares held by the company at March 31, 2011 and June 30, 2011, respectively	(392,079)	(4,862)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	29,652,287	370,331	29,863,505
NONCONTROLLING INTERESTS	(10,937)	(524)	(42,285)
Total equity	29,641,350	369,807	29,821,220
TOTAL	71,472,989	857,471	69,146,501

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 80.64 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2011.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended June 30, 2010 and June 30, 2011)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,465,820	44,397	3,580,165
Internet connectivity services (home use)	1,694,436	18,417	1,485,170
WAN services	653,101	78,252	6,310,246
Outsourcing services	3,490,658	51,408	4,145,520
Total	9,304,015	192,474	15,521,101
Systems integration:
Systems construction	2,011,495	31,211	2,516,864
Systems operation and maintenance	4,247,529	58,340	4,704,498
Total	6,259,024	89,551	7,221,362
Equipment sales	144,423	4,661	375,901
ATM operation business	105,801	3,019	243,413
Total revenues	15,813,263	289,705	23,361,777
COST AND EXPENSES:
Cost of network services	7,646,798	154,267	12,440,055
Cost of systems integration	4,792,872	71,548	5,769,645
Cost of equipment sales	119,285	4,204	338,984
Cost of ATM operation business	229,148	3,863	311,521
Total cost	12,788,103	233,882	18,860,205
Sales and marketing	1,406,371	24,250	1,955,506
General and administrative	1,264,868	19,257	1,552,904
Research and development	88,242	975	78,592
Total cost and expenses	15,547,584	278,364	22,447,207
OPERATING INCOME	265,679	11,341	914,570
OTHER INCOME (EXPENSE):
Interest income	5,568	91	7,298
Interest expense	(57,513)	(987)	(79,568)
Foreign exchange income (losses)	(3,173)	0	16
Net gains on sales of other investments - net	16,019	--	--
Losses on write-down of other investments	(5,239)	--	--
Other - net	57,841	287	23,121
Other income (expense) - net	13,503	(609)	(49,133)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	279,182	10,732	865,437
INCOME TAX EXPENSE	120,356	5,264	424,547
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	34,478	496	40,027
NET INCOME	193,304	5,964	480,917
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	53,660	388	31,348
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	246,964	6,352	512,265

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,684
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,073,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	1,219.31	31.34	2,527.41
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	1,219.31	31.34	2,527.41
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	3.05	0.08	6.32
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	3.05	0.08	6.32

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 80.64 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2011.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Shareholders' Equity (Unaudited)
(Three Months ended June 30, 2010 and June 30, 2011)

For the three months ended June 30, 2010
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income （loss）	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126
Comprehensive income (loss):
Net Income	193,304	193,304	246,964						(53,660)
Other Comprehensive loss, net of tax	(25,115)	(25,115)		(25,115)
Total comprehensive income	168,189	168,189
Dividends paid	(253,180)		(253,180)
BALANCE, June 30, 2010	27,278,712		(16,726,308)	143,654	206,478	16,833,847	(406,547)	27,443,600	(9,534)

For the three months ended June 30, 2011
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income （loss）	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2011	29,641,350		(14,023,259)	(85,134)	206,478	16,833,847	(392,079)	27,318,912	(10,937)
Comprehensive income (loss):
Net Income	480,917	480,917	512,265						(31,348)
Other Comprehensive income, net of tax	2,979	2,979		2,979
Total comprehensive income	483,896	483,896
Dividends paid	(304,026)		(304,026)
BALANCE, June 30, 2011	29,821,220		(13,815,020)	(82,155)	206,478	16,833,847	(392,079)	27,318,912	(42,285)

For the three months ended June 30, 2011 (In USD)
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income （loss）	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, APRIL 1, 2011	367,576		(173,899)	(1,056)	206,478	208,753	(4,862)	338,776	(136)
Comprehensive income (loss):
Net Income	5,964	5,964	6,352						(388)
Other Comprehensive income, net of tax	37	37		37
Total comprehensive income	6,001	6,001
Dividends paid	(3,770)		(3,770)
BALANCE, June 30, 2011	369,807		(171,317)	(1,019)	206,478	208,753	(4,862)	338,776	(524)

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 80.64 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2011.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended June 30, 2010 and June 30, 2011)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	193,304	5,964	480,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,251,044	20,634	1,663,891
Provision for retirement and pension costs, less payments	60,243	706	56,959
Provision for (reversal of) allowance for doubtful accounts	(5,317)	295	23,805
Loss on disposal of property and equipment	5,288	206	16,601
Net gains on sales of other investments	(16,019)	--	--
Impairment of other investments	5,239	--	--
Gain on receipt of investment securities	(18,060)	--	--
Foreign exchange losses, net	20,246	374	30,127
Equity in net income of equity method investees	(34,478)	(496)	(40,027)
Deferred income tax expense	88,313	3,792	305,785
Others	49,446	125	10,054
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	1,767,614	29,087	2,345,551
Decrease in net investment in sales-type lease -noncurrent	260,124	1,195	96,397
Increase in inventories, prepaid expenses and other current and noncurrent assets and other current and noncurrent assets	(1,344,338)	(24,788)	(1,998,906)
Decrease in accounts payable	(812,009)	(31,630)	(2,550,608)
Decrease in income taxes payable	(282,219)	(3,462)	(279,168)
Increase in deferred income --noncurrent	392,322	4,766	384,374
Increase in accrued expenses and other current liabilities	692,874	9,633	776,816
Net cash provided by operating activities	2,273,617	16,401	1,322,568
INVESTING ACTIVITIES:
Purchase of property and equipment	(912,587)	(25,768)	(2,077,881)
Proceeds from sales of property and equipment	--	1,446	116,595
Purchase of available-for-sale securities	(36,283)	(965)	(77,825)
Purchase of other investments	(50,000)	(620)	(50,000)
Proceeds from sales of available-for-sale securities	4,579	--	--
Proceeds from sales of other investments	20,000	111	8,943
Payments of guarantee deposits	(4,503)	(28)	(2,207)
Refund of guarantee deposits	1,985	244	19,695
Payments for refundable insurance policies	(7,391)	(72)	(5,826)
Refund from insurance policies	29,642	--	--
Other	--	(0)	(36)
Net cash used in investing activities	(954,558)	(25,652)	(2,068,542)
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	50,000	2,480	200,000
Principal payments under capital leases	(744,757)	(9,955)	(802,758)
Net increase (decrease) in short-term borrowings with initial maturities less than three months	20,000	(2,480)	(200,000)
Dividends paid	(253,180)	(3,770)	(304,026)
Net cash used in financing activities	(927,937)	(13,725)	(1,106,784)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,392)	(322)	(25,961)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	372,730	(23,298)	(1,878,719)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	8,764,415	165,100	13,313,615
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	9,137,145	141,802	11,434,896

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	56,889	974	78,545
Income taxes paid	313,436	3,897	314,282

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	308,411	9,917	799,715
Facilities purchase liabilities	893,569	6,881	554,869
Asset retirement obligation	--	524	42,273

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 80.64 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2011.
Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	15,815,529	23,239,377
Customers	15,707,462	23,118,364
Intersegment	108,067	121,013
ATM operation business	105,801	243,413
Customers	105,801	243,413
Intersegment	--	--
Elimination	108,067	121,013
Consolidated total	15,813,263	23,361,777
Segment profit or loss:
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	432,091	1,047,487
ATM operation business	(160,492)	(111,350)
Elimination	5,920	21,567
Consolidated operating income	265,679	914,570

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Subsequent Events (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2011 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months Ended June 30, 2011
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

August 12, 2011

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section

Stock code number: 3774                                  URL: http://www.iij.ad.jp/

Representative: Koichi Suzuki, President and Representative Director

Contact: Akihisa Watai, Managing Director and CFO       TEL: (03) 5259-6500

Filing of quarterly report: Scheduled on August 15, 2011

Payment of dividend: -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2011
(April 1, 2011 to June 30, 2011)

(1) Consolidated Results of Operations                                                                          　　　　   　 (% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Three months ended June 30, 2011	23,362	47.7	915	244.2	865	210.0	512	107.4
Three months ended June 30, 2010	15,813	(0.1)	266	(24.3)	279	(6.9)	247	36.8

(Note1) Total comprehensive income	Three Months Ended June 30, 2011: JPY484 million (up 187.7% YoY)
Three Months Ended June 30, 2010: JPY168 million
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Three months ended June 30, 2011	2,527.41	2,527.41
Three months ended June 30, 2010	1,219.31	1,219.31

(2) Consolidated Financial Position

	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
June 30, 2011	69,147	29,821	29,864	43.2
March 31, 2011	71,473	29,641	29,652	41.5

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal year ended March 31, 2011	--	1,250.00	--	1,500.00	2,750.00
Fiscal year ended March 31, 2012	--
Fiscal year ending March 31, 2012 (Target)		1,500.00	--	1,500.00	3,000.00

Changes in dividends forecasts during the three months ended June 30, 2011: None

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012
(April 1, 2011 through March 31, 2012)                                                  　 (% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2011	47,500	38.6	2,000	66.5	1,700	69.0	1,000	16.4	4,933.79
Fiscal year ending March 31, 2012	100,000	21.3	6,300	52.1	5,600	46.1	3,400	6.1	16,774.88

Changes in earnings forecasts during the three months ended June 30, 2011: None

4. Others

(1) Changes in significant subsidiaries during the three months ended June 30, 2011

 (Changes in significant subsidiaries during the three months ended June 30, 2011 which resulted in changes in scope of consolidation): No

(2) Application of simplified or exceptional accounting

 (Application of simplified or exceptional accounting for quarterly consolidated financial statements): No

(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

   1) Changes due to the revision of accounting standards: Yes

   2) Others: Yes

(4) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):

As of June 30, 2011:               206,478 shares

As of March 31, 2011:            206,478 shares

2) The number of treasury stock:

As of June 30, 2011:               3,794 shares

As of March 31, 2011:            3,794 shares

3) The weighted average number of shares outstanding:

For the three months ended June 30, 2011:      202,684 shares

For the three months ended June 30, 2010:      202,544 shares

CONTACT: YUKO KAZAMA
         IIJ Investor Relations Office
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/IR